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jcummins@sidley.com (212) 839-5374	FOUNDED 1866

December 17, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                    Duc Dang, Special Counsel

Kristi Marrone, Staff Accountant

Daniel Gordon, Accounting Branch Chief

Rochelle Plesset, Division of Investment Management

Folake Ayoola, Attorney Advisor

Re:                             Starwood Waypoint Residential Trust
Registration Statement on Form 10
Filed October 31, 2013
File No. 001-36163

Ladies and Gentlemen:

Starwood Waypoint Residential Trust (the “Company”) has today filed with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form 10 (File No. 001-36163) (the “Registration Statement”), including, as Exhibit 99.1, a revised Information Statement (the “Information Statement”).  On behalf of the Company, we hereby respond to the comments of the staff of the Commission (the “Staff”) set forth in a letter dated November 29, 2013 from Mr. Duc Dang, Special Counsel relating to the above-referenced Registration Statement filed with the Commission on October 31, 2013.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.  We will also provide courtesy copies of Amendment No. 1, and the Information Statement, as filed and marked with the changes made from the initial filing of the Registration Statement. References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of the Information Statement.

General

1.                                      We note your response to comment 1 of our comment letter dated September 4, 2013. Please continue to communicate directly with the Division of Investment Management staff member referenced below regarding their review.

Response:  We have had a telephone conversation with Ms. Rochelle Plesset in the Division of Investment Management, and the Company has added disclosure on pages 32-34, 85-87 and 253-254 in response to her comments.

Our Manager and Starwood Capital Group, page 3

2.                                      We note that your Manager will acquire the Waypoint platform and retain approximately 570 Waypoint employees but will not acquire the Waypoint manager. Please disclose the number of employees the Waypoint manager will retain following the separation transaction and discuss the impact on you, if any, from the consideration paid, including the issuance of Class B interests, to acquire the platform.

Response:  The Company has added disclosure on pages 5, 27, 70, 218 and 248 in response to the Staff’s comment.  Following the separation, the Waypoint manager will not retain any employees.  The Company will not pay any part of the consideration that the Manager is paying in connection with the Manager’s purchase of the Waypoint platform.  We respectfully advise the Staff that Class B interests are interests in the Manager, and the issuance of the Class B interests will not impact the Company.

3.                                      Regarding the exclusivity limitation related to geographic location, please revise the appropriate section to define the term geographic location. Also, clarify if “substantially in competition” only includes single family homes or if it would include multiply family properties that could compete with your homes for tenants.

Response:  The Company has added disclosure on pages 5, 29, 218, 249 and 299 in response to the Staff’s comment.

Rewarding Leases, page 13

4.                                      Please tell us how the Waypoints will be reflected in your operating metrics going forward.

Response:  The Company accounts for the cost of Waypoints™ awards as a reduction to revenue over a resident’s lease term as Waypoints™ are earned in accordance with U.S.  generally accepted accounting principles. When awards are redeemed, the difference between the actual cost of any redeemed Waypoints™ and the estimated accrual is recorded to revenue in the period of redemption. Furthermore, in the event awards are forfeited, the full estimated accrual will be reversed and recorded to revenue in the period of forfeiture.

Although the Company’s financial reporting reflects revenue reduced by the Waypoints™ estimated accrual, the Company believes that it is meaningful to an investor to show certain operating metrics such as “Average Monthly Rent Per Leased Home” before rent concessions and accrued Waypoints™ as it allows an investor to better calculate metrics such as gross yields.  To date, rent concessions and Waypoints™ have not had significant impact on the Company’s average monthly rent.   If rent concessions and Waypoints™ do have a significant impact on the Company’s average monthly rent in the future, the Company intends to footnote the dollar amounts attributable to rent concessions and estimated accrued Waypoints™ for operating metrics such as “Average Monthly Rent Per Leased Home.”

The Company has added disclosure on pages 16 and 228 to reflect that “Average Monthly Rent Per Leased Home” is shown before accrued Waypoints™.

Risk Factors, page 45

5.                                      We note your disclosure on page 120 regarding the belief that “economies of scale” may be possible and the risk factor on page 58 regarding the lack of correlation between your revenues and expenses. Please revise to include risk factor disclosure on the lack of economies of scale with respect to fixed maintenance and/or restoration costs or advise.

Response:  The Company has added disclosure on page 61 in response to the Staff’s comment.

Net Property Operating Income, page 113

6.                                      We note your response to comment 4. Please tell us if “in-service” properties include all homes that are owned 180 days or longer. If not tell us the portion that is excluded.

Response:  The Company has added disclosure on pages 118-119 in response to the Staff’s comment.  The Company defines “in-service” properties as homes that are “rent ready.”  The Company defines a “rent ready” home as a home that has both completed renovations and been deemed, pursuant to an inspection from an agent of the Company, to be in a condition to be rented.  The Company’s policy is to have the agent perform this inspection promptly after the renovations have been completed.  “In-service” properties do not include all homes that are owned 180 days or longer, as some homes that are owned 180 days or longer have either not completed renovations or not been inspected.  As of September 30, 2013, 219 of the 1,632 homes owned for 180 days or longer were not yet “in-service” properties.

Our Portfolio, page 226

7.                                      We note your response to comment 7. We will review your updated disclosure once it is included.

Response:  The Company has included updated disclosure on pages 15-16 and 227-229 relating to the Staff’s comment.

8.                                      We note the revised disclosure in response to comment 6. Please define the term “rent ready” and clarify if homes that have completed renovations are automatically included in this group.

Response:  The Company has added disclosure on pages 15 and 228 in response to the Staff’s comment.  The Company defines a “rent ready” home as a home that has both completed renovations and been deemed, pursuant to an inspection from an agent of the Company, to be in a condition to be rented.  The Company’s policy is to have the agent perform this inspection promptly after the renovations have been completed. “Rent ready” homes do not automatically include all homes that have completed renovations, as some homes that have completed renovations have not yet been inspected.

9.                                      We refer to footnote 1 of the first table on page 226. Please tell us why you have excluded the $1.6 million of expenses reimbursed to third parties.

Response:  The $1.6 million of expenses reimbursed to third parties ($2.0 million of expenses in Amendment No. 1) relates to overhead expenses associated with such acquisitions that are not attributed to particular properties.  The Company has added disclosure on pages 15 and 227 in response to the Staff’s comment.

Executive Officers, page 256

10.                               Please revise to clarify the principal occupations for each of your officers in the past five years. Refer to Item 401(e) of Regulation S-K.

Response:  The Company has added disclosure on pages 257-260 in response to the Staff’s comment.

Reimbursement of Expenses, page 276

11.                               We note that you will reimburse your Manager for your “allocable share of compensation paid to certain” officers and employees. Please clarify if you will reimburse the Manager for the salaries and benefits to be paid to your named executive officers. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the manager, break out the amounts paid pursuant to the base management fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Response:  The Company has added disclosure on page 286 in response to the Staff’s comment.  The Company will reimburse the Manager for an allocable portion of the salaries and benefits of the Company’s chief financial officer, chief operating officer, chief technology officer and general counsel who are expected to devote a portion of their time to the business of the Company as needed.  The Company will not reimburse the Manager for the salaries and benefits of the Company’s co-chief executive officers or chief investment officer.  In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, the Company will disclose the amount of fees paid to the manager, break out the amounts paid pursuant to the base management fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of named executive officers.

Note 2. Summary of Significant Accounting Policies, page F-9

Investments in Real Estate, page F-10

12.                               We note your response to comment 8 from our letter dated September 4, 2013 and continue to evaluate your position that properties acquired with in-place leases should be accounted for as asset acquisitions.

Response: The Company appreciates the Staff’s consideration of the Company’s position.  The Company submitted a letter to the Office of Chief Accountant with respect to this matter on December 4, 2013 and understands that the Staff’s consideration of such letter is ongoing.  As a result, for Amendment No. 1., the Company has prepared its financial statements as of and for the period ended September 30, 2013 in a manner consistent with its prior filings.

*                                         *                                         *                                         *

In accordance with your request, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments.  Please direct any further communications relating to this filing to the undersigned at (212) 839-5374 or Michael A. Gordon at (312) 853-2217.

Very truly yours,

/s/ J. Gerard Cummins
J. Gerard Cummins

cc:                                Andrew J. Sossen

Michael A. Gordon